SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

TOWN & COUNTRY APPRAISAL SERVICE, INC.
(Name of Issuer)

Common Stock
($.001 par value)
(Title of Class of Securities)

89202T 10 5
(CUSIP Number)

John S. Chidester
PO Box 1041
Blackfoot, ID 83221
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 1, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.      .

_________________________________________________________________

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89202T 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John S. Chidester

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	X .
	(b)	.

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) o

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,340,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,340,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,340,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) .

13.	Percent of Class Represented by Amount in Row (11) 53.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 89202T 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kathleen Chidester

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	X .
	(b)	.

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) o

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,000,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,000,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) o

13.	Percent of Class Represented by Amount in Row (11) 40%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

Common Stock, $.001 par value
Town & Country Appraisal Service, Inc.
PO Box 1041
Blackfoot, ID 83221

Item 2.	Identity and Background

(a)(b)(c)	The Filing Person is a group consisting of the following two individuals:

1.  John S. Chidester is an individual whose address is PO Box 1041, Blackfoot, ID 83221. Mr. Chidester is the husband of Kathleen Chidester. He is the President, Chief Financial Officer, Chief Accounting Officer and Chairman of the Issuer.

2.  Kathleen Chidester is an individual whose address is PO Box 1041, Blackfoot, ID 83221. Mrs. Chidester is the wife of John S. Chidester. She is the Secretary and a Director of the Issuer. She also owns a private real estate brokerage firm.

(d)	During the last five years, no Filing Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, no Filing Parson has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Both Filing Persons are US citizens

Item 3.	Source and Amount of Funds or Other Consideration

Both Filing Persons received their shares as consideration for services rendered to the Issuer.

Item 4.	Purpose of Transaction

The transaction has been effected primarily for investment purposes; however, the Filing Person may seek to influence management and/or the Board of Directors.

Item 5.	Interest in Securities of the Issuer

a.	As of April 10, 2009, the Group owned 9,340,000 shares of the Issuer’s common stock, representing 93.4% of the outstanding common stock of the Issuer.

Name	No. Shares
John S. Chidester	5,340,000
Kathleen Chidester	4,000,000
Total	9,340,000

b.	Each Filing Person has sole power to vote and dispose of his or her shares.

c.	N/A

d.	N/A

e.	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

John S. Chidester and Kathleen Chidester are husband and wife and may be presumed to act in concert with respect to their ownership of the Issuer’s common stock.

Item 7.	Material to Be Filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 10, 2009
Date

/s/ John S. Chidester
John S. Chidester

/s/ Kathleen Chidester
Kathleen Chidester

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